Amendment

to

the Sub-Advisory Agreement

This Amendment (the “Amendment”) to the Subadvisory Agreement (the “Sub-Advisory Agreement”), dated October 30, 2000, by and among Burnham Investors Trust (the “Trust”), on behalf of the Burnham U.S. Government Money Market Fund (the “Fund”), Burnham Asset Management Corp. (the “Adviser”) and Reich & Tang Asset Management, LP (the “Sub-Adviser”) is entered into as of the 18th day of May, 2006. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Sub-Advisory Agreement.

1. Schedule I to the Sub-Advisory Agreement be and hereby is amended by changing the annual fee rate, expressed as a percentage of the Fund’s average daily net assets, at which the Adviser compensates the Sub-Adviser under the Sub-Advisory Agreement to the following:

Old Rate		New Rate
Less than $100 million	0.15%	First $100 million	0.13%
$100 million but less than $150 million	0.10%	Next $50 million	0.06%
$150 million or more	0.05%	Over 150 million	0.04%

2. Effect of Amendment. Other than as expressly set forth in this Amendment, the Sub-Advisory Agreement remains in full force and effect in accordance with its terms.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

THE ADVISER:

BURNHAM ASSET MANAGEMENT CORP.

By: /s/ Jon M. Burnham
Jon M. Burnham, Chairman and Chief
Executive Officer

THE TRUST ON BEHALF OF THE FUND:

BURNHAM INVESTORS TRUST

By: /s/ Michael E. Barna
Michael E. Barna, Executive Vice
President and Chief Financial Officer

THE SUB-ADVISER:

REICH & TANG ASSET MANAGEMENT, LP.

By: /s/ Richard DeSanctis

Its:  Executive Vice President and
Chief Financial Officer

[Signature page to Amendment]